UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-120787

THE JEAN COUTU GROUP (PJC) INC.

(Exact name of registrant as specified in its charter)

530 Bériault Street

Longueuil, Quebec, Canada J4G 1S8

(450) 646-9611

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7 5/8% Senior Notes due 2012

8 1/2% Senior Subordinated Notes due 2014

(Title of each class of securities covered by this Form)

     Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

The Jean Coutu Group (PJC) Inc. (“Jean Coutu”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), on January 6, 2005.

Jean Coutu has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form.  Jean Coutu has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Not applicable.

Item 3. Foreign Listing and Primary Trading Market

Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The number of record holders of the 7 5/8% Notes due 2012 on a worldwide basis on June 4, 2007, was 1.  The number of record holders of the 8 1/2% Notes due 2014 on a worldwide basis on June 4, 2007, was approximately 40.

Item 7. Notice Requirement

Jean Coutu published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on June 4, 2007.  Jean Coutu used Marketwire to disseminate the notice in the United States.  A copy of this notice is attached as Exhibit 1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

1. Notice of intent to terminate Jean Coutu’s duty to file reports under Section 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)   The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)   Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)   It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Exchange Act, The Jean Coutu Group (PJC) Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, The Jean Coutu Group (PJC) Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: June 5, 2007	THE JEAN COUTU GROUP (PJC) INC.

	By:	/s/ Kim Lachapelle
		Name:	Kim Lachapelle
		Title:	Corporate Secretary

Exhibit 1

For Immediate Release

THE JEAN COUTU GROUP (PJC) INC. ANNOUNCES INTENT TO TERMINATE ITS REPORTING OBLIGATIONS UNDER THE SECURITIES EXCHANGE ACT 1934

LONGUEUIL, QUEBEC (June 4, 2007) —The Jean Coutu Group (PJC) Inc. (“Jean Coutu” or the “Company”) announced today that it intends to terminate its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934. Jean Coutu intends to file a Form 15-F with the Securities Exchange Commission to effect this termination.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects” or “anticipates” or similar expressions that concern our strategy, plans or intentions.  These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company’s actual results. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

About the Jean Coutu Group

The Jean Coutu Group (PJC) Inc. operates a network of 326 franchised drugstores in Canada located in the provinces of Quebec, New Brunswick and Ontario (under the banners of PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) and employs more than 15,000 people. The Jean Coutu Group is one of the most trusted names in Canadian pharmacy retailing. The Company holds a significant interest in Rite Aid Corporation, one of the United States’ leading drugstore chains, with annual revenues of more than $27 billion and more than 5,000 drugstores in 31 states and the District of Columbia.

CONTACT:	Investors:	Michael Murray
Director, Investor Relations
450-646-9611, ext. 1068

	Media:	Helene Bisson
Director, Public Relations
450-646-9611, ext. 1165
Toll free: 1-866-878-5206